Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Greenbrook TMS Inc. (“Greenbrook” or the “Company”)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

Item 2	Date of Material Change

September 27, 2021.

Item 3	News Release

A news release announcing the closing of the Offering (as defined below) was issued by Greenbrook on September 27, 2021 through the facilities of Business Wire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

On September 27, 2021, Greenbrook announced the closing of its previously-announced public offering (the “Offering”) of common shares (the “Common Shares”). The Offering was made pursuant to an underwriting agreement (the “Underwriting Agreement”) entered into among Stifel GMP, Bloom Burton Securities Inc. and Lake Street Capital Markets, LLC (collectively, the “Underwriters”) and Greenbrook.

Pursuant to the Offering, Greenbrook issued a total of 1,707,750 Common Shares at a price of US$7.75 per Common Share for gross proceeds of approximately US$13.2 million, including 222,750 Common Shares issued pursuant to the full exercise of the Underwriters’ over-allotment option.

Item 5	Full Description of Material Change

5.1 - Full Description of Material Change

On September 27, 2021, Greenbrook announced the closing of its previously-announced Offering of Common Shares. The Offering was made pursuant to the Underwriting Agreement. Pursuant to the Offering, Greenbrook issued a total of 1,707,750 Common Shares at a price of US$7.75 per Common Share for gross proceeds of approximately US$13.2 million, including 222,750 Common Shares issued pursuant to the full exercise of the Underwriters’ over-allotment option.

Greenbrook intends to use the net proceeds from the Offering to fund its previously-announced acquisition of Achieve TMS East, LLC and Achieve TMS Central, LLC and for working capital and general corporate purposes.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact Erns Loubser, Chief Financial Officer and Treasurer, at (855) 797-4867.

Item 9	Date of Report

September 28, 2021.